UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Microtune, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

59514P109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Christopher E. Kirkpatrick, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

SCHEDULE 13G

CUSIP No. 59514P109	Page 2 of 6

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Douglas J. Bartek

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,141,174 6. Shared Voting Power 0 7. Sole Dispositive Power 3,141,174 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,141,174

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.16%

12.	Type of Reporting Person IN

CUSIP No. 59514P109	Page 3 of 6

Item 1.	(a)	Name of Issuer: Microtune, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices: 2201 10th Street Plano, Texas 75074

Item 2.	(a)	Name of Person Filing: Douglas J. Bartek

Item 2.	(b)	Address of Principal Business Office: PO Box 294 Frisco, Texas 75034

Item 2.	(c)	Citizenship: United States

Item 2.	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2.	(e)	CUSIP No: 59514P109

CUSIP No. 59514P109	Page 4 of 6

Item 3.	Status of Person Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	As of December 31, 2003, Mr. Bartek was the beneficial owner of an aggregate of 3,141,174 shares of common stock of Microtune, Inc. held of record by limited partnerships for which Mr. Bartek serves as a general partner.

	(b)	Percent of class: 6.16%.

	(c)	Number of shares as to which person has:

		(i)	Sole power to vote or to direct the vote: 3,141,174

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 3,141,174

		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 59514P109	Page 5 of 6

Item 5.	Ownership of 5% or Less of a Class: Not applicable.

Item 6.

Ownership of More than 5% on Behalf of Another Person:

The partnerships for which Mr. Bartek serves as a general partner are entitled to receive dividends from, and the proceeds from the sale of, the shares of Microtune, Inc. held of record by such partnerships.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59514P109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2004

DOUGLAS J. BARTEK

/s/ Douglas J. Bartek

Douglas J. Bartek